SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year end: December 31, 2003

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from                      to

Commission file number: 333-30528

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Sigma-Aldrich 401(k) Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Sigma-Aldrich Corporation

3050 Spruce Street

St. Louis, MO 63103

SIGMA-ALDRICH CORPORATION

401(k) RETIREMENT SAVINGS PLAN

Financial Statements and Supplemental Schedule

December 31, 2003 and 2002

(With Report of Independent Registered Accounting Firm Thereon)

SIGMA-ALDRICH CORPORATION

401(k) RETIREMENT SAVINGS PLAN

Table of Contents and Definitions

Definitions:

Plan	- Sigma-Aldrich Corporation 401(k) Retirement Savings Plan

Trustee	- Fidelity Management Trust Company

ERISA	- Employee Retirement Income Security Act of 1974

Company	- Sigma-Aldrich Corporation

Plan Administrator	- Sigma-Aldrich Corporation

[GRAPHIC]

KPMG LLP

Suite 900

10 South Broadway

St. Louis, MO 63102-1761

Report of Independent

Registered Public Accounting Firm

The Trustee

Sigma-Aldrich Corporation

    401(k) Retirement Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Sigma-Aldrich Corporation 401(k) Retirement Savings Plan (the Plan) as of December 31, 2003 and 2002, the related statements of changes in net assets available for plan benefits for the years then ended and the supplemental schedule referred to below. These financial statements and supplemental schedule are the responsibility of the Plan’s administrator. Our responsibility is to express an opinion on these financial statements and supplemental schedule based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the Plan’s net assets available for plan benefits as of December 31, 2003 and 2002, and the changes in net assets available for plan benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/S/    KPMG LLP

St. Louis, Missouri

June 11, 2004

[GRAPHIC]

SIGMA-ALDRICH CORPORATION

401(k) RETIREMENT SAVINGS PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2003 and 2002

	2003	2002
Assets:
Investments	$159,726,086	125,785,876
Loans to participants	4,184,307	3,404,936

Total assets	163,910,393	129,190,812
Liabilities:
Excess contributions payable to participants	(27,809)	(30,046)

Net assets available for plan benefits	$163,882,584	129,160,766

See accompanying notes to financial statements.

2

SIGMA-ALDRICH CORPORATION

401(k) RETIREMENT SAVINGS PLAN

Statements of Changes in Net Assets Available for Plan Benefits

Year ended December 31, 2003 and 2002

	2003	2002
Additions:
Additions to net assets attributed to:
Contributions:
Employee contributions	$10,695,817	10,703,086
Employer contributions	5,793,257	5,723,589
Rollovers	764,137	681,417

Total contributions	17,253,211	17,108,092

Dividends	1,919,664	1,506,523
Interest	389,829	526,246
Net appreciation/(depreciation) in fair value of investments	22,399,199	(20,886,717)
Total gain from investments	24,708,692	(18,853,948)

Total additions	41,961,903	(1,745,856)
Deductions:
Deductions from net assets attributed to:
Benefit payments to participants	(7,213,491)	(8,850,342)
Administrative expenses	(26,594)	(23,440)

Total deductions	(7,240,085)	(8,873,782)

Increase/(decrease) in net assets available for plan benefits	34,721,818	(10,619,638)
Net assets available for plan benefits, beginning of year	129,160,766	139,780,404

Net assets available for plan benefits, end of year	$163,882,584	129,160,766

See accompanying notes to financial statements.

3

SIGMA-ALDRICH CORPORATION

401(k) RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2003 and 2002

(1)	Description of Plan

The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution retirement plan covering eligible employees of the Company and its domestic subsidiaries. The Plan includes the required provisions relating to eligibility, fiduciary standards, and other technical provisions under ERISA.

(b)	Vesting

Participants are always fully vested in participant contributions. The Company’s matching contribution for participants whose employment terminates after December 31, 2001 becomes vested as follows:

Completed years of service	Vested percentage
Less than 3	0%

3 or more	100%

Effective May 1, 2002, the Plan was amended to allow for immediate 100% vesting of accrued benefits for participants terminated as a result of the sale of Sigma-Diagnostics.

(c)	Contributions

Employees not considered highly compensated may contribute 1% – 75% of eligible earnings not to exceed the IRS dollar limitation. Employees that are highly compensated (defined as employees receiving compensation greater than $90,000) may contribute 1% – 15% of their eligible earnings not to exceed the IRS dollar limitation. The Company contributes a match that equals 60% of the first 6% of the deferral percentage times the participant’s compensation. Catch-up contributions are not eligible for matching. The Company also makes a fixed contribution of $150 per full time participant and $75 per part-time participant each quarter.

(d)	Loans to Participants

Participants may borrow from their fund accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the balance in the participant’s account and bear interest at rates that are commensurate with local prevailing rates as determined periodically by the retirement savings committee. Principal and interest payments are made by participants through payroll deductions.

(e)	Payment of Benefits

Participants are entitled to receive the vested balance of their accounts upon retirement or termination of employment. A hardship withdrawal, if approved, cannot exceed the amount required

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SIGMA-ALDRICH CORPORATION

401(k) RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2003 and 2002

to meet the immediate need created by the hardship and must not be reasonably available from other means.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting except for benefit payments, which are recorded when paid.

(b)	Use of Estimates

The preparation of the accompanying financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ form those estimates.

(c)	Valuation of Investments

Purchases and sales are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Investments are recorded at fair market values, as determined by the Trustee, using available current market information.

Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, changes in risks in the near term could materially affect the amounts reported in the accompanying financial statements.

The mutual funds are managed by the Trustee in accordance with the various fund objectives. The Plan documents or fund prospectus describe the risk/return relationships of each specific investment option.

(d)	Administrative Expenses

Costs of administering the Plan are paid by the Company and are not reimbursed by the Plan.

(e)	Forfeitures

Forfeitures of $314,239 and $493,656 in 2003 and 2002, respectively were used to reduce Company contributions.

5	(Continued)

SIGMA-ALDRICH CORPORATION

401(k) RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2003 and 2002

(3)	Trust Fund Managed by the Trustee

The Plan assets are maintained in a trust fund. The investments, and changes therein, of this trust fund have been reported to the Plan by the Trustee.

(4)	Tax Status

The Internal Revenue Service issued a favorable determination letter dated July 24, 1998 stating that the Plan is tax exempt under Section 401 of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan’s administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(5)	Plan Termination

The Company intends to continue the Plan; however, the Company reserves the right to terminate the Plan. In the event the Plan terminates, participants will generally become fully vested in the employer match portion of their account balances.

(6)	Investments

The following presents investments that represent 5% or more of the Plan’s net assets:

	December 31
	2003	2002
Fidelity Growth and Income Fund	$42,912,191	35,054,187
Fidelity Blue Chip Growth Fund	39,283,383	29,517,084
Fidelity Retirement Money Market Fund	19,031,253	18,338,880
Fidelity Balanced Fund	18,077,671	13,365,759
Fidelity Intermediate Bond Fund	11,990,085	11,259,490
Other	28,431,503	18,250,476

Total	$159,726,086	125,785,876

6	(Continued)

SIGMA-ALDRICH CORPORATION

401(k) RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2003 and 2002

During 2003 and 2002, the Plan’s investments (including realized and unrealized gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $22,399,199 and depreciated in value by $20,886,717, respectively, as follows:

	2003	2002
Mutual funds	$21,345,199	(21,970,714)
Sigma-Aldrich company stock	1,054,000	1,083,997

	$22,399,199	(20,886,717)

As of December 31, 2003 and 2002, investments include 104,809 shares and 105,420 shares of Sigma-Aldrich Corporation common stock, respectively, having an aggregate fair value of $5,992,979 and $5,133,954, respectively.

7	(Continued)

Schedule I

SIGMA-ALDRICH CORPORATION

401(k) RETIREMENT SAVINGS PLAN

Schedule H, line 4i—Schedule of Assets (Held at End of Year)

December 31, 2003

Market value
Mutual funds:
Fidelity Retirement Money Market Fund *	$19,031,253
Fidelity Intermediate Bond Fund *	11,990,085
Fidelity Balanced Fund *	18,077,671
Fidelity Growth and Income Fund *	42,912,191
Fidelity Blue Chip Growth Fund *	39,283,383
Fidelity Low Price Stock Fund *	1,424,714
Fidelity Diversified International Fund *	4,363,125
Fidelity Freedom Income Fund *	586,659
Fidelity Freedom 2000 Fund *	1,049,535
Fidelity Freedom 2010 Fund *	1,461,310
Fidelity Freedom 2020 Fund *	2,463,537
Fidelity Freedom 2030 Fund *	4,166,432
Fidelity Freedom 2040 Fund *	317,121
Spartan U.S. Equity Index Fund	2,654,990
Fidelity Sm-Cap Stock Fund *	681,104
Fidelity Mid-Cap Stock Fund *	2,965,448
Sigma-Aldrich Company Stock Fund *	6,297,528
Loans (range of interest rates 4.5% — 10.50%)	4,184,307

$163,910,393

*	Represents a party-in-interest.

See accompanying independent auditors’ report.

8

Pursuant to the requirements of the Securities Exchange Act of 1934, Sigma-Aldrich Corporation, as Plan Administrator of the 401(k) Retirement Savings Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SIGMA-ALDRICH CORPORATION 401(k) RETIREMENT SAVINGS PLAN

By:	/s/ Larry D. Roeder
Larry D. Roeder, Director of Treasury & Benefits
June 23, 2004

EXHIBIT INDEX

Exhibit
23	Consent of Independent Registered Public Accounting Firm